Exhibit 9.1

EXERCISED COLLATERAL OPTION FOR THE REVOLVING LINE OF CREDIT BY AND BETWEEN THERMOGENESIS HOLDINGS INC AND BOYALIFE GROUP INC

This Letter is to inform ThermoGenesis Holdings Inc., previously known as Cesca Therapeutics Inc (the “Company”), about the exercised collateral option within the existing terms of the revolving line-of-credit entered by and between the Company and Boyalife Group Inc (USA) (the “Lender”).

RECITAL

WHEREAS, on July 9, 2024, the Lender sent the Company a notice of default (the “Default Notice”) under the First Amended and Restated Revolving Credit Agreement, dated April 16, 2018, between the Company and Lender, as amended (the “Credit Agreement”), and under the Second Amended and Restated Convertible Promissory Note, dated March 4, 2022, as amended, issued by the Company to the Lender under the Credit Agreement (the “Note”). The Default Notice notified the Company about the default occurred under the Credit Agreement and Note as of July 9, 2024, for failure to make a required interest payment (the “Default”). As a result of such default, the entire balance of the Note had become immediately due and payable, which was $3,441,000 as of July 1, 2024. The Note is secured by the Company’s shares in its ThermoGenesis Corp subsidiary. The Lender has the right, without any further consent or action from the Company, to take possession of the ThermoGenesis Corp under a Default event.

I.	Notice of Action

Notice of Action:

By July 11, 2024, the Company has not made any payment on either the interest or the principal amount of the Note. As such, on July 12, 2024, the Lender elected to exercise its contractual rights to take all equity of the collateral asset, ThermoGenesis Corp, without any further consent or action from the Company.

SENT THIS 12th DAY OF JULY, 2024.

Boyalife Group Inc. (USA)

/s/ Emma Li

Name: Emma Li

Title: VP of Operation